SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: July 13, 2004

                       Commission file number 0-21392

                            AMARIN CORPORATION PLC
            (Exact name of Registrant as Specified in its Charter)

                                   ENGLAND
                      (Jurisdiction of Incorporation or
                            organization of Issuer)


                                7 Curzon Street
                             London W1J 5HG, England
                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a) AMARIN CORPORATION ANNOUNCES DEFINITIVE AGREEMENT TO
    ACQUIRE LAXDALE LTD.


     This report on Form 6-K is hereby incorporated by reference in (a) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (b) the registration statement on Form F-3 (Registration No. 333-13200) of
Amarin Corporation plc and in the prospectus contained therein and (c) the registration statement on Form F-3 (Registration No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange
Act of 1934.

     Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                      AMARIN CORPORATION PLC



                     By:/s/Richard A B Stewart
                       Richard A B Stewart
                       Chief Executive Officer



Date: July 13, 2004







                                         Index to
Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             4






                                       Exhibit (a)


Contact:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442
investor.relations@amarincorp.com

Alan Cooke
Chief Financial Officer
Amarin Corporation plc



          AMARIN CORPORATION ANNOUNCES DEFINITIVE AGREEMENT
                         TO ACQUIRE LAXDALE LTD.

Combined Company to Lead in Development and Commercialization of
Neuroscience Compounds

LONDON, United Kingdom, July 12, 2004 - Amarin Corporation plc (NASDAQ: AMRN) today announced that it has signed a definitive agreement to acquire Laxdale Limited, a privately owned, neuroscience development company based in Stirling, Scotland. Laxdale's development pipeline includes programs in Huntington's disease, treatment unresponsive depression and other neurological disorders. Amarin previously licensed the U.S. rights to Miraxion TM (formerly referred to as LAX-101) for Huntington's disease in November 2000.

The purchase price comprises an initial consideration of 3.5 million Amarin American Depositary Shares. Other success related milestones payable on product approvals are as follows:

-	On receipt of a marketing approval for Miraxion in Huntington's disease in the U.S. and Europe, a stock or cash payment of 7.5 million pound sterling for each approval

-	On receipt of a marketing approval for any other indication
or product using Laxdale intellectual property, a stock or cash payment of 5 million pound sterling for each of the first two marketing approvals.

The transaction is contingent upon Amarin shareholder approval, completion by Amarin of a $15 million financing and other customary conditions. Amarin has agreed a loan facility of up to 950,000 pound sterling to Laxdale. This loan facility is secured by a floating charge against Laxdale's assets.

In conjunction with the acquisition of Laxdale, Amarin will execute cross-licensing agreements with Scarista Limited at closing providing
Amarin with rights to specified intellectual property covering
North America, the E.U. and Japan for the payment of 500,000 pound sterling.

Rick Stewart, chief executive officer of Amarin Corporation, commented, "Our long-term collaboration with Laxdale on the development of Miraxion for Huntington's disease has given Amarin a great appreciation of the scientific capabilities, competencies and depth of the development pipeline in central nervous system diseases at Laxdale. We have been particularly encouraged by additional clinical data analysis from the initial pivotal clinical trial in Huntington's disease which identified a sub-group of Huntington's disease patients which responded positively to Miraxion."

Sherri Clarkson, managing director of Laxdale, commented, "Laxdale enjoys a proud reputation for scientific excellence in central nervous system disorders. A combination with Amarin, our U.S. marketing partner, makes tremendous strategic sense to progress the Phase III development program for Miraxion."

Key benefits to Amarin

-	Improvement in Amarin's share of Miraxion's economics by
reducing Amarin's royalty obligations on U.S. sales from an effective rate of 40% previously to 5% post acquisition
- E.U. and Japanese rights to Miraxion for Huntington's disease plus existing licensee relationships for the major European markets and Japan
-	North American, E.U. and Japanese rights to Miraxion in all
other central nervous system disorders, including treatment unresponsive depression
-	Leading neuroscience development capability which can be
further leveraged through in-licensing and acquiring rights to additional programs
- A development pipeline beyond Miraxion consisting of additional neuroscience programs at earlier stages of development.

Development Pipeline

Amarin's late-stage development pipeline will consist of the following key programs:

Program          Indication               Development Status

Miraxion         Huntingdon's disease     Filed (EMEA)
(E.U.)


Miraxion         Huntingdon's disease     Phase III studies to commence
(U.S.)                                    early next year

Miraxion         Treatment unresponsive   Phase II to commence next year
                 Depression               (to be partnered)


Miraxion for Huntington's Disease  - Recent Progress

Miraxion has been granted Fast Track designation by FDA as well as having received Orphan Drug designation both in the U.S. and in Europe. Laxdale recently met with the Food and Drug Administration
(FDA) regarding the clinical trial protocol for Miraxion in additional Phase III clinical studies in Huntington's disease. As a result of those discussions with the FDA, revisions have been made to the protocol to include two six-month studies totaling approximately 400 patients.
It is anticipated that the studies will start early next year subject to finalization of the protocol. Miraxion was submitted for regulatory approval in Europe in June 2003 based on the initial Pivotal clinical data.

The initial Pivotal clinical trial in 135 Huntington's disease patients did not achieve statistical significance in the "Intent to Treat" group of patients primarily due to a high number of patients who did not comply with the protocol. However, in those patients that complied with the protocol ("per protocol"), a trend to statistical significance was observed.

Recent additional analysis of the clinical data from the initial study also identified a sub-set of Huntington's patients (with a specific gene variant) that responded to Miraxion with statistical significance at 6 months and at 12 months. The per protocol analysis and the additional clinical data in this patient sub-group provides Amarin with valuable information with which to design our planned Phase III studies.

Huntington's Disease is an autosomal-dominant genetic disease that has been diagnosed in approximately 30,000 patients in the U.S. with a similar number in Europe. Additionally, over 200,000 persons are genetically "at risk" of developing the disease in the U.S. alone. Huntington's disease is a neurodegenerative disease characterized by movement disorder, dementia and psychiatric disturbance. Onset of symptoms is typically between 40-45 years of age with a typical life expectancy from diagnosis of 15-25 years. Huntington's disease is believed to be caused by a genetic mutation of the cytosine, adenosine and guanine
(CAG) polymorphic trinucleotide repeat. Patients with late stage disease require continuous nursing care, often in nursing homes, with an estimated annual cost to the U.S. economy of up to $2.5 billion.

Miraxion for Treatment Unresponsive Depression

Two Phase II clinical trials have been conducted with Miraxion in treatment unresponsive depression that concluded with statistical significance that a 1-gram per day dose of Miraxion was effective in treating depression in patients who remained depressed despite receiving standard therapy. The results of these trials were published in the Archives of General Psychiatry in October 2002 and the American Journal of Psychiatry in March 2002.

As a result of the encouraging clinical trial results in treatment unresponsive depression, Amarin intend to further evaluate the clinical benefits of Miraxion in this indication and will seek a development and marketing partner to accelerate the program.

Clinical depression is one of the most common mental illnesses, affecting more than 19 million people in the U.S. alone each year.
In 2003, U.S. sales of antidepressants were approximately $12 billion. Miraxion is being developed as an adjunctive therapy to treat those who do not respond to current treatments.

Corporate Strategy

Amarin's goal is to capitalize on its strong reputation and strategic position in neuroscience and to become a leader in the development and commercialization of novel drugs which address unmet medical needs.

Amarin will develop its late-stage development pipeline initially Focusing on Huntington's disease and treatment unresponsive depression, for which a development partner will be sought. Amarin will seek to directly commercialize its neurology products in the U.S. and out-license or partner its rights in Europe and Japan. Amarin will also out-license or partner its pipeline globally for indications outside neurology.

Amarin also intends to leverage its development capabilities by supplementing its internal development pipeline through acquiring and/or in-licensing products for direct marketing by Amarin in its core U.S. market and selected field of neuroscience.

Amarin's Short-Term Objectives

* To successfully complete Phase III studies with Miraxion in Huntington's disease by the end of next year
* To commence Phase II or Phase III studies during 2005 with at least two other products either from Amarin's internal pipeline or from in-licensing activities.

About Amarin Corporation

Amarin Corporation plc is a neuroscience company focused on the development and commercialisation of novel drugs for the treatment of neurological disorders affecting the central nervous system.

For press releases and other corporate information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, the uncertainty of entering into and consummating a definitive agreement on terms acceptable to the parties, the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2003 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.